EXHIBIT 99.1

ANNOUNCES DECISION BY THE ISRAELI DISTRIC COURT IN THE
LEONARDO LITIGATION CASE

AZOUR, Israel – June 20, 2011 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), wishes to report that on June 19, 2011, during the evening hours, Israel time, the Company received the Israeli District Court decision in a litigation case conducted between the Company and Leonardo L.P.

The court in its decision rejected Leonardo's three alternative claims for (a)  the repayment in cash of the balance of the notes in the amount of approximately $6.2 million plus interest and expenses, (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages; and (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses. However, the court accepted Lenoardo's forth claim that on January 29, 2002 a "triggering event", as defined in the agreement occurred, entitling Leonardo the option to redeem the notes. In its decision, the court ordered the Company to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event", plus interest and linkage differences by law and in addition legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million), which total approximately the sum of NIS 78.7 million (approximately US$22.7 million).

For further details concerning the litigation proceedings with Leonardo, please refer to our annual report on form 20-F for the year 2009 filed on May 24, 2010.

The court decision affects our financial statements for the year ended December 31, 2010 where the sum of US$5.9 million is registered as capital notes in our consolidated balance sheet and the remainder, in the sum of approximately US$16.8 million shall be recognized as an expense in the consolidated statement of income.

“While we are disappointed, we will continue to defend our position,” commented Eyal Sheratzki, co-CEO of Ituran. “We believe that there are numerous grounds for appeal, and plan to contest the District Court's decision vigorously before the Israeli Supreme Court. Our business remains strong, and while we expect to take a charge on our 2010 financial statements, this court decision will have no bearing on our ongoing operations going forward.”

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 615,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
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Kenny Green
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Tel: 1 (646) 201 9246